UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934


                  DRUMMOND FINANCIAL CORPORATION
----------------------------------------------------------------------------
                         (Name of Issuer)


                  Common Stock, $0.01 Par Value
----------------------------------------------------------------------------
                  (Title of Class of Securities)


                           126 60E 105
----------------------------------------------------------------------------
                         (CUSIP Number)


             Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                          Telephone (3531) 679 1688
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)


                             May 7, 2001
----------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No.     126 60E 105
              -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       Valor Invest Limited
    ---------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  --------------------------

4)  Source of Funds    WC
                     -----------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization     British Virgin Islands
                                             -----------------------------

    Number of               (7)  Sole Voting Power     0
    Shares Bene-                                     -------------------------
    ficially                (8)  Shared Voting Power     303,175
    Owned by                                         -------------------------
    Each Reporting          (9)  Sole Dispositive Power     0
    Person                                              ----------------------
    With                   (10)  Shared Dispositive Power     303,175
                                                          --------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  303,175
                                                                   -------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)   11.2%
                                                         -------

14)  Type of Reporting Person    CO
                               ------

CUSIP No.     126 60E 105
              -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Estevao Popovics
    ---------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)     [   ]
    (b)     [ X ]

3)  SEC Use Only
                  -------------------------------------

4)  Source of Funds         AF
                     ----------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization    Brazilian
                                          --------------------------------

    Number of               (7)  Sole Voting Power    0
    Shares Bene-                                    -----------------
    ficially                (8)  Shared Voting Power   303,175
    Owned by                                          ---------------
    Each Reporting          (9)  Sole Dispositive Power    0
    Person                                               ------------
    With                   (10)  Shared Dispositive Power   303,175
                                                          -----------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person    303,175
                                                                   -----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     -----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     11.2%
                                                          ---------

14)  Type of Reporting Person    IN
                               ------------

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond Financial Corporation ("Drummond"), a Delaware corporation, having a principal executive office at 17 Dame Street, Dublin 2, Ireland.

ITEM 2.   IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of Valor Invest Limited ("Valor") and Estevao Popovics ("Popovics"). Valor operates in the investment segment and has a principal business and office address at Quai des Bergues 29, 1201 Geneva, Switzerland. Popovics is a businessman, with an address at Padre Joao Manuel 1126, 3rd Floor, Sao Paulo, Brazil and has control over Valor. See Item 6 on pages 2 and 3 of this Schedule 13D for the jurisdiction of organization of Valor and the citizenship of Popovics.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of Valor.



                           RESIDENCE OR                   PRINCIPAL
NAME                     BUSINESS ADDRESS                OCCUPATION          CITIZENSHIP
----------------    ---------------------------      ------------------     -------------
                    Padre Joao Manuel 11266,
                    3rd Floor
Estevao Popovics    Sao Paulo, Brazil                 Venture Capitalist      Brazilian
----------------    -------------------------------   ------------------   --------------
                    1300 - 1075 West Georgia Street
Altaf Nazerali      Vancouver, B.C., V6E 3C9          Venture Capitalist      Canadian
----------------    -------------------------------   ------------------   --------------
                    29, Quai des Bergues
Pierre Besuchet     1201 Geneva, Switzerland          Money Manager             Swiss
----------------    -------------------------------   -------------------   -------------



During the last five years, neither Valor or Popovics nor, to the knowledge of Valor, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Valor and Popovics have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this
Schedule  13D  and  is  incorporated  herein  by  reference.

ITEM 3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Valor paid CDN $500,000, or approximately CDN $0.61 per share, for 303,175 shares of common stock of Drummond pursuant to a share purchase agreement dated May 7, 2001. The purchase price was paid from Valor's working capital.

ITEM 4.   PURPOSE  OF  TRANSACTION.

Valor acquired the shares of Drummond on May 7, 2001 for investment purposes. At this time, neither Valor or Popovics nor, to the knowledge of Valor, any of its directors or executive officers, have the intention of acquiring additional shares of Drummond, although Valor and Popovics reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither Valor or Popovics nor, to the knowledge of Valor, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Valor is the beneficial owner of 303,175 shares of common stock of Drummond, which represent approximately 11.2% of Drummond's issued and outstanding shares of common stock. Popovics directly controls Valor and therefore shares voting and dispositive power over the shares with Valor.

To the knowledge of Valor and Popovics, none of the directors or executive officers of Valor have any power to vote or dispose of any shares of common stock of Drummond, nor did they, Valor or Popovics effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Exhibit  Number           Description
     ---------------           -----------

          1 Joint Filing Agreement between Valor Invest Limited and Estevao Popovics dated June 7, 2001.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              June 7, 2001
                                       ----------------------------
                                                  (Date)

                                        VALOR  INVEST  LIMITED

                                       By:  /s/ Estevao Popovics
                                       ----------------------------
                                                (Signature)

                                       Estevao  Popovics,  Director
                                       ----------------------------
                                             (Name  and  Title)



                                              June 7, 2001
                                      -----------------------------
                                                  (Date)

                                      By:  /s/ Estevao Popovics
                                      -----------------------------
                                                (Signature)

                                             Estevao Popovics
                                      -----------------------------
                                                  (Name)

                         EXHIBIT  INDEX

     Exhibit  Number       Description
     ---------------       -----------

           1 Joint Filing Agreement between Valor Invest Limited and Estevao Popovics dated June 7, 2001.